[redacted]

14040051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kota Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 1220
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Fini 914-220-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Matthew Greene, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the period ended December 31, 2013 and supplemental schedules pertaining to Kota Global Securities, Inc. as of December 31, 2013 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Matthew Greene 1/23/14
Signature Date

CEO
Title

Subscribed and Sworn to before me
on this 23 day of January, 2014.

Notary Public

ETHAN Y. LEONARD
Notary Public, State of New York
No 02LE5085475
Qualified in New York County
Commission Expires September 22, 2017

KOTA GLOBAL SECURITIES, INC.

(S.E.C. NO. 8-43500)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KOTA GLOBAL SECURITIES, INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

Kota Global Securities, Inc.
New York, NY

Report on Financial Statements
We have audited the accompanying statement of financial condition of Kota Global Securities, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to rule 17a-5 under the Securities Exchange Act 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that our audit evidence we have obtained is sufficient and appropriate to provide a basis is for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kota Global Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has suffered significant losses from operations and has limited cash. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 26, 2014

KOTA GLOBAL SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets:		
Cash and cash equivalents	$	494,774
Receivable from clearing broker		240,913
Underwriting fees receivable		138,020
Advances to employees		36,000
Prepaid expenses and other		24,545
Total current assets		934,252
Property and Equipment:		
Office equipment		8,333
Less: accumulated depreciation		8,333
		-
Total assets	$	934,252

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses and other liabilities	$	228,867
Other Liabilities:		
Liabilities subordinated to claims of general creditors		491,589
Total liabilities		720,456
Commitments and Contingencies		
Stockholder's Equity		213,796
Total liabilities and stockholder's equity	$	934,252

See notes to the statement of financial condition.

KOTA GLOBAL SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note A – Organization and Significant Accounting Policies

Nature of Business

Kota Global Securities, Inc., (the "Company"), is a securities broker-dealer which principally serves institutional investors.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors. Revenues for these services could vary based on the performance of financial markets around the world. The Company also participates in underwriting transactions which generates fee income.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Broadcort Capital Corporation ("Broadcort"), on a fully disclosed basis.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Property and Equipment

Property and equipment is stated at cost. Expenditures that materially increase useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging generally from three to ten years.

Subsequent Events

Subsequent events were evaluated through February 26, 2014 which is the date the financial statements were available to be issued.

Note B – Commitment and Contingencies

The Company occupies office space in New York, NY under a non-cancelable operating lease expiring in July 2015.

Note B – Commitment and Contingencies

Minimum annual payments for rent under the terms of these leases are as follows:

December 31,	
2014	$ 219,820
2015	130,079
Total	$ 349,899

The Company uses Broadcort to process its customers' securities transactions and to provide custodial and other services. The Company pays a fee on a per transaction basis for securities transactions and interest on balances due to Broadcort.

The non-interest bearing balances with the Company' bank are provided deposit insurance coverage of up to $250,000 by the Federal Deposit Insurance Corporation (FDIC).

Note C – Subordinated Liabilities

During the year ended December 31, 2013, the Company entered into modification agreements with its subordinated lenders whereby $3,600,000 was restructured as equity infusions into the Company's parent simultaneous with the parent contributing a like amount of equity into the Company. Simultaneous therewith, interest payable on such loans, aggregating $491,589, was restructured as subordinated loans, maturing in 2015 and bearing interest at 10%. The Company also entered into a modification agreement with an unsecured lender who is also a stockholder whereby $54,000 was reclassified directly to additional-paid-in capital.

The subordinated liabilities are covered by agreements approved by the Financial Industry Regulatory Authority("FINRA") and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $506,820, which was $406,820 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.45 to 1 and its ratio of debt to debt/equity was .6969 to 1.

Note E – Fair Value of Financial Instruments

The carrying value of cash, receivables and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Note F - Uncertain Tax Positions

As of December 31, 2013, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2013, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2013, accrued interest and penalties associated with uncertain tax positions are zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State and Local jurisdictions of New York and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns for the fiscal year 2009 will be closed by statute on December 15, 2013.

Note G – Going Concern

At of December 31, 2013, the Company has shareholder's equity of $213,796 after a net loss of $2,422,422, for the year ended December 31, 2013. These factors have created an uncertainty about the Company's ability to continue as a going concern.

Management has been in negotiations with a related party as a means to infuse cash into the Company that could allow for the continued growth of sales. In addition to final acceptance of the agreement by both parties and investors, certain government agencies will review the agreement as well.

Management expects its plan will be ultimately successful and the agreement with the related party will be consummated. The ability of the Company to continue as a going concern may be dependent upon the ultimate acceptance of this plan by all parties involved. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a result of this uncertainty.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Board of Director's of
Kota Global Securities, Inc.

In planning and performing our audit of the financial statements of Kota Global Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Kota Global Securities, Inc. as of December 31, 2013, and this report does not affect our report thereon dated February 26, 2014.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 26, 2014